Exhibit 99.1

Gazit Globe Ltd.

August 2, 2017

Primary Credit Analyst:

Gil Avrahami, 972-3-7539719 gil.avrahami@spglobal.com

Secondary Credit Analyst:

Evgeni Silishtian, 972-3-7539733 evgeni.silishtian@spglobal.com

Table of Contents

Rationale

Rating Outlook

Base-Case Scenario

Company Description

Business Risk Financial Risk Liquidity Reconciliation	Please note that this translation was made for convenience purposes and for the company’s internal use only and under no circumstances shall obligate S&P Global Ratings Maalot. The translation has no legal status and S&P Global Ratings Maalot does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on August 2, 2017, the Hebrew version shall apply.

Related Criteria And Research

Rating Affirmation	August 2, 2017 | 1

Gazit Globe Ltd.

Affirmed Corporate Credit Rating		ilAA-/Stable

Rationale

Business Risk		Financial Risk

●	Very large asset portfolio in the supermarket- anchored shopping centers segment.	●	Stable cash flow from income-producing real estate activity.

●	Holdings in several global-investment-grade real- estate companies that benefit from a strong business and financial position.	●	Stable financial leverage over time.

●	High tenant diversification and very high geographical spread.	●	Holding material amount of relatively tradable shares, affording financial flexibility.

●	High tenant diversification and very high geographical spread.	●	Good access to financing sources.

●	High and stable occupancy rates of about 95%.

●	Professional and experienced management.

Outlook: Stable

The stable outlook reflects our assessment that the Gazit Globe group will continue to present operating stability, ‘adequate’ liquidity and financial ratios commensurate with the current rating. Taking into account the group’s strong business position, we regard the following financial ratios of the consolidated group as commensurate with the current rating: EBITDA interest coverage above 1.5x and debt to debt and equity of up to 65%.

Upside Scenario

We may consider a positive rating action if the group presents a consistent and permanent improvement in its financial ratios on the basis of its consolidated statements, namely EBITDA interest coverage above 2.0x and debt to debt and equity below 55%, while maintaining ‘adequate’ liquidity, operating stability, a large and diversified portfolio and deleverage-supporting financial policy.

Downside Scenario

We may consider a negative rating action if the company’s EBITDA interest coverage drops below 1.3x, or if it deviates from its deleveraging policy. This could occur if we see significant erosion in the company’s business performance as a result of a significant decrease in occupancy rates, volatility of cash flows, or material investment outside the group’s core business.

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Base-Case Scenario

Principal Assumptions		Key Metrics*
●	Continuously stable occupancy rates (95% on average).		2016A	2017E	2018E
●	Growth in rental income and NOI (net operating income) starting in 2017, mainly due to portfolio expansion.	EBITDA/interest	~1.8x	1.7x-1.8x	1.7x-1.8x
●	Expected stability in revenues and profit margins in existing assets.	Debt/EBITDA	~13.3x	13x-14x	13x-14x
●	Increase in EBITDA margin to above 65%, due to the deconsolidation of companies with low profit margins compared with the rest of the group.	Debt/debt and equity	~61.3%	59%-61%	58%-60%
●	Annual investments of about NIS 2.0-2.5 billion in 2017-2018, including asset acquisition by consolidated public companies as well as directly by the parent company.	*A – Actual, E – Estimate.
●	Future acquisition to be accompanied by deleverage-supporting measures, in accordance with company policy.	2016 result are presented after the deconsolidation of EQY and FCR, based on comparison data presented in Q1/2017 statements and our adjustments.
●	Annual dividends of about NIS 350 million from deconsolidated subsidiaries.
●	Dividend distribution of about NIS 750-800 million per year (including dividends to minority shareholders in consolidated companies).

Following the merger agreement between consolidated subsidiary Equity One Inc. (“EQY”) and Regency Centers Corporation (“REG”, BBB+/Stable), and following the sale of holdings in First Capital (“FCR”) which led to loss of effective control, the company deconsolidated EQY and FCR. Consequently, the group’s EBITDA decreased and its on-balance leverage increased, although the latter is still at a level commensurate with the current rating.

Company Description

Gazit Globe, through its affiliates (collectively, “Gazit Globe Group”), is the owner, operator, developer and manager of supermarket-anchored shopping centers and retail-based mixed-use assets in North America, Brazil, Israel, and Northern, Central and Eastern Europe, focusing on urban growth markets. The public companies consolidated in the group’s statements are Citycon, a Finnish public company operating in northern Europe, mainly in Finland, Sweden and Norway, and traded on the Helsinki Stock Exchange (OMX), and Atrium European Real Estate, a public company operating in Eastern and Central Europe and traded on the stock exchanges in Vienna and Amsterdam (Euronext, VSX). The public companies in which the company holds a significant stake but are not consolidated in the group’s statements are First Capital Realty (“FCR”), a public company operating in Canada and traded on the Toronto Stock Exchange (TSX), and Regency Centers Corporation (“REG”), a public company operating in the U.S and traded on NYSE.

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Gazit Globe also fully owns two private companies: Gazit Globe Israel (Development) Ltd., operating in Israel, Bulgaria and Macedonia and specializing in the acquisition, development and management of shopping centers, and Gazit Brazil, specializing in the acquisition, development and management of shopping centers in Brazil.

As of March 31, 2017, the group holds and manages 136 properties on a consolidated basis, spanning a leasable area of about 2.6 million square meters, at a fair value of about NIS 36 billion, and producing approximately NIS 2.8 billion in gross annual rental income. The group also has a NIS 4.4 billion holding in an affiliated company and a NIS 5 billion financial holding.

Table 1.

Gazit Globe Ltd.—Maio Subsidiaries

	Atrium (ATR)	Citycon Oyj. (CTY)	First Capital Realty (FCR)	Regency Centers Corporation (EQY)
Rating	BBB-/Stable	BBB/Stable	DBRS: BBB(High)/Stable Moody’s Baa2/Stable	BBB+/Stable
Country of Operation	Central and Eastern Europe	Northern Eastern Europe	Canada	United States
Holding	59.5% (Consolidated Company)	43.9% (Consolidated Company)	32.7% (Equity Holding)	11.5% (Financial Investment)

Gazit Globe is 50.6% held by Norstar Holdings Inc. The remaining shares are held by the public.

Business Risk

Large, high-quality and geographically diversified asset portfolio of supermarket-anchored shopping centers

Our rating is positively affected by the group’s strong business position, deriving from its control of several income-producing real estate companies with strong business and financial positions, of which the significant ones are global-investment-grade companies; from the group’s large number of income-producing properties; and from its focus on supermarket-anchored shopping centers, a relatively stable segment. The group’s business position is also positively affected by the fact that Gazit Globe and the major companies in the group are listed on seven different stock exchanges, and by its high geographical diversification which, we estimate, reduces its exposure to macro-economic and demographic changes.

Gazit Globe maintains stable occupancy rates averaging about 95% in all its areas of operation, contributing to the stability of its revenues and the visibility of its cash flows.

In the past few years, the company has been implementing a strategy focused on the acquisition of high-quality properties located in urban growth markets, while selling properties outside its core business. It has also been simplifying the group structure by a shift to holding assets directly, as reflected in the sale of its holdings in FCR and the merger of Equity One into REG. Nevertheless, the sale has led to loss of effective control, a decrease of about 44% in EBITDA and a decrease of about 42% in the value of the consolidated portfolio.

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Base-Case Operating Scenario

In our base-case operating scenario we assume that the group will maintain its high occupancy rates and stable rents in its income-producing real estate activity.

We expect 2.5%-3.5% real growth in NOI in 2017-2018, mainly due to moderate growth in same-property NOI as a result of competitive conditions and macro environment in the markets in which the group operates, as well as new investments by the consolidated public subsidiaries in Europe and direct investments (through wholly-owned private subsidiaries) in Israel, Brazil and North America.

In the medium-long term, we expect the group’s management to continue implementing its current strategy, and directly acquire properties in developed markets while selling properties outside its core business. We believe that this strategy supports the group’s strong business position and mitigates exposure to macro-economic and demographic changes.

Financial Risk

Expected deleveraging in accordance with financial policy

In our view, the group’s financial risk profile is supported by continuously stable and robust cash flows deriving from the high quality portfolio and high financial flexibility.

In the first quarter of 2017, Gazit Globe completed the stock-for-stock merger of EQY into Regency Centers Corporation, and it now holds about 11.5% of REG (after selling about 1.7% of its holding during this quarter). Following the merger, this holding is now classified as a financial instrument at a value of about NIS 5 billion. In the same quarter, Gazit Globe sold part of its share in FCR, and it currently holds about 33% of FCR’s shares (compared to about 39% last year). Following the sale, FCR is now classified as an equity investee, at a value of about NIS 4.3 billion.

Following the deconsolidation of EQY and FCR, which have relatively low leverage, Gazit Globe’s on-balance leverage increased, as reflected in an increase in debt to debt and equity of about 61.3% on December 31, 2016, compared to about 57.9% in the previous year (without deducting the value of REG shares from debt). EBITDA interest coverage remained about 1.8x.

Nevertheless, we expect moderate deleveraging starting in 2017, as reflected in debt to debt and equity of about 59.5% on March 31, 2017, in accordance with the company’s financial policy which improves the financial risk profile.

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Base-Case Cash Flow And Capital Structure Scenario

In our base-case scenario we anticipate the group’s consolidated debt to debt and equity ratio will be about 59%-61% in 2017, after an increase of on-balance leverage in 2016 following the deconsolidation of EQY and FCR which have lower leverage than the rest of the group. We expect EBITDA interest coverage to remain stable in the next two years at around 1.7x-1.8x, in light of refinancing actions performed in the past two years.

We believe the group’s management will continue its efforts to deleverage and improve coverage ratios, while expanding its portfolio both through the consolidated public subsidiaries and through the private subsidiaries.

Table 2.

Gazit Globe Ltd.—Financial Summary

Industry Sector: Real Estate Investment Trust or Company

	--Fiscal year ended Dec. 31--
(Mil. NIS)	2016 (*)	2015	2014	2013	2012

Revenues	2,841	7,303	6,816	7,306	7,462
EBITDA	1,957	3,498	2,879	3,206	3,535
Funds from operations (FFO)	937	1,522	749	1,005	1,465
Interest Expense	1,065	1,900	2,069	2,250	2,152
Cash and short-term investments	1,634	2,193	1,783	1,798	2,183
Debt	26,196	42,607	37,985	38,851	40,339
Equity	16,505	30,995	25.868	22,352	22,292
Adjusted ratios
EBITDA margin (%)	68.9	47.9	42.2	43.9	47.4
EBITDA interest coverage (x)	1.8	1.8	1.4	1.4	1.6
Debt/EBITDA (x)	13.4	12.2	13.2	12.1	11.4
FFO/debt (%)	3.6	36	2.0	2.6	3.6
Debt/debt and equinty (%)	61.3	57.9	59.5	63.5	64.4

(*)	2016 results are presented after the deconsolidation of EQY and FCR, based on comparison data presented in Q1/2017 statements and our adjustments.

Liquidity: Adequate

According to our criteria, Gazit Globe’s liquidity is “adequate”, examined at the extended solo level (including wholly owned subsidiaries), We estimate that the ratio between the company’s sources and uses in the 12 months beginning on April 1, 2017, will exceed 1.2x.

We believe the group’s liquidity is positively affected by its access to the capital market, by its large committed credit facilities and by its large portfolio of unencumbered properties, currently valued at about NIS 8 billion (including real estate assets and highly liquid shares). Our assessment is supported by its diversification of financing sources, as the company has committed credit facilities in additional international banks. According to our base-case scenario, we estimate that the group will maintain its ability to refinance debt when required, at reasonable cost and relatively long durations.

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Following are our assumptions regarding the company’s major sources and uses, at the extended solo level, for the period between April 2017 and March 2018:

Principal Liquidity Sources		Principal Liquidity Uses

●	Cash and tradable financial assets at about NIS 785 million;	●	Interest payments of about NIS 645 million;

●	Unused committed credit facilities of about NIS 2 billion;	●	Debt maturities of about NIS 780 million;

●	Operating income and dividends from subsidiaries of about NIS 1 billion.	●	Investment in subsidiaries of about NIS 600 billion;

		●	Dividend distribution of about NIS 270 million.

Gazit Globe Ltd. – Debt Maturities*
(NIS million)	2017**	2018	2019	2020	2021 And Afterwards

Maturities	2,431	1,719	3,790	5,126	15,121

* At the consolidated level, after the deconsolidation of EQY and FCR        ** including short term credit

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Positive

Comparable ratings analysis: Negative

The fact that the group operates through the holding of public companies, and not via direct holding of assets like its peers, adversely affects the rating.

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Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Gazit Globe’s 2016 consolidated data after the deconsolidation of Equity One and First Capital are:

●	Deducting property value appreciation and other non-operating or non-recurring revenues and expenditures from EBITDA.

●	Adding dividend payments from affiliates and financial holdings to EBITDA.

●	Deducting cash and cash equivalent from financial debt.

●	Adjusting financial debt and finance expenses due to financial hedges that the company enters into.

●	Adding capitalized interest to interest expense.

Table 3.

Reconciliation Of Gazit Globe Ltd. Reported Amounts With S&P Global Ratings Adjusted Amounts (Mil. NIS)

	--Fiscal Year ended Dec. 31, 2016--
Gazit Globe Ltd. reported amounts
	Debt	Shareholders’ equity	EBITDA	Operating income	Interest expense	EBITDA
Reported	28,187.0	8,158.0	1,464 0	1,639 0	1,012.0	1,464.0
S&P Global Ratings adjustments
Interest expense (reported)	--	--	--	--	--	(1,012.0)
Interest income (reported)	--	--	--	--	--	79.0
Current tax expense (reported)	--	--	--	--	--	(34.0)
Surplus cash	(1,634.0)	--	--	--	--	--
Capitalized interest	--	--	--	--	53.0	(53.0)
Share-based compensation expense	--	--	11.8	--	--	11.8
Dividends received from equity investments	--	--	388.7	--	--	388.7
Non-operating income (expense)	--	--	--	255.0	--	--
Non-controlling Interest/Minority interest	--	8,347.0	--	--	--	--
Debt - Accrued interest not included in reported debt	411.0	--	--	--	--	--
Debt - Derivatives	(767.6)	--	--	--	--	--
EDITDA - Income (expense) of unconsolidated companies	--	--	(106.0)	(106.0)	--	(106.0)
EBITDA - Other			199.0	199.0		199.0
D&A - Asset Valuation gains/(losses)	--	--	--	(245.0)	--	--
EBIT - Income (expense) of unconsolidated companies	--	--	--	106.0	--	--
Total adjustments	(1,990.6)	8,347.0	493.5	209.0	53.0	(526.5)
S&P Global Ratings adjusted amounts
	Debt	Equity	EBITDA	EBIT	Interest expense	Funds from operations
Adjusted	26,196.4	16,505.0	1,957.5	1,898.0	1,065.0	937.5

Related Criteria And Research

●	Use Of CreditWatch And Outlooks, September 14, 2009

●	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

●	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ’SD’ Ratings, October 24, 2013

●	Key Credit Factors For The Real Estate Industry, November 19, 2013

●	Group Rating Methodology, November 19, 2013

●	Corporate Methodology: Ratios And Adjustments, November 19, 2013

●	Corporate Methodology, November 19, 2013

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●	Country Risk Assessment Methodology And Assumptions, November 19, 2013

●	Methodology: Industry Risk, November 19, 2013

●	National And Regional Scale Credit Ratings, September 22, 2014

●	Standard & Poor’s Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings, September 22, 2014

●	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

●	S&P Global Ratings’ National And Regional Scale Mapping Tables, June 1, 2016

●	S&P Global Ratings Definitions, June 26, 2017

Rating Details (As of 2-Aug-2016)

Gazit Globe Ltd.
Issuer rating(s)
Local Currency LT	ilAA-/Stable

Issue rating(s)
Senior Secured Debt
Series J	ilAA-

Senior Unsecured Debt
Series C,D,E,I,K,L	ilAA-

Issuer Rating history
Local Currency LT
09-May-2013	ilAA-/Stable
15-May-2012	ilA+/Stable
01-Aug-2011	ilA+/Positive
30-June-2010	ilA+/Stable
03-May-2009	ilA+/Negative
16-April-2009	ilAA-
12-Feb-2009	ilAA-/Negative
03-Aug-2008	ilAA-/Stable
23-March-2008	ilAA/Watch Pos
28-Feb-2007	ilAA/Stable
21-Nov-2006	ilAA/Negative
14-April-2005	ilAA
21-Jan-2004	ilAA-
01-Dec-2001	ilA+

Other Details
Time of the event	02/08/2017 14:06
Time when the analyst first learned of	02/08/2017 14:06
the event
Rating requested by	Issuer

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